15027057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUN - 1 2015 WASH. DC 406

SEC FILE NUMBER
8- 44204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 REID STREET, HAMILTON, BERMUDA
(No. and Street)

HAMILTON (City) (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NEW YORK	NY 10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KIM GIBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES LTD, as of MARCH 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

FIRST BERMUDA SECURITIES LTD
Report Pursuant to SEC Rule 17a-5(d)

March 31, 2015

(with supplementary information)
(confidential pursuant to SEC Rule 17a-5(e)(3))

FIRST BERMUDA SECURITIES LTD.
Year Ended March 31, 2015

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Bermuda Securities Ltd.

We have audited the accompanying statement of financial condition of First Bermuda Securities Ltd. (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities Ltd. as of March 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

On May 1, 2015 the Company filed a membership withdrawal application with FINRA and the SEC and subsequently will cease operations. Currently, FINRA and the SEC have not responded to this application. Our opinion has not been modified with respect to this matter.

The information contained in the Schedule of Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule of Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eisner Amper LLP
New York, New York
May 29, 2015

FIRST BERMUDA SECURITIES LTD.

Statement of Financial Condition

March 31, 2015
(Expressed in Bermuda Dollars)

Assets		
Cash		50,117
Due from broker		517,791
Due from related parties		7,328
Prepaid expenses		18,992
Total assets	BM$	594,228
Liabilities		
Accounts payable and accrued liabilities		109,450
Due to related parties		277,641
Total liabilities		387,091
Stockholder's equity		
Capital stock		
Authorized, issued and fully paid		
50,000 shares of $1 par value each		50,000
Additional paid in capital		1,250,000
Accumulated deficit		(1,092,863)
Total stockholder's equity		207,137
Total liabilities and stockholder's equity	BM$	594,228

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on 29 may, 2015.

_______________ Director   Harvey M. Komarsky Print name

FIRST BERMUDA SECURITIES LTD.

Statement of Operations

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Income		
Brokerage commissions and other income		326,943
Interest income		416
Total income		327,359
Expenses		
Professional fees		561,541
Salaries, commission expense and benefits		191,248
Clearing and brokerage charges		76,835
Systems, software and communications		68,582
Rent and amenities		32,108
Account maintenance fee reimbursement		11,250
Secretary and filing fees		10,660
Other expenses		15,238
Total expenses		967,462
Net loss for the year	BM$	(640,103)

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Capital stock		
Capital stock at beginning and end of year		50,000
Additional paid in capital		
Additional paid in capital at beginning of year		650,000
Capital contributions		600,000
Additional paid in capital at end of year		1,250,000
Accumulated deficit		
(Accumulated deficit)/retained earnings at beginning of year		(452,760)
Net loss for the year		(640,103)
Accumulated deficit at end of year		(1,092,863)
Total stockholder's equity	BM$	207,137

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Cash Flows

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Cash flows from operating activities		
Net loss for year		(640,103)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in due from broker		22,926
Change in amount due from/to related parties		62,006
Change in prepaid expenses		65,653
Change in accounts payable and accrued liabilities		(84,233)
Change in deferred revenue		(60,750)
Cash used in operating activities		(634,501)
Cash flows from financing activities		
Capital contributions		600,000
Cash provided by financing activities		600,000
Net decrease in cash		(34,501)
Cash at beginning of year		84,618*
Cash at end of year	BM$	50,117

See accompanying notes to financial statements

Amount reflects reclassification of prior year's balances

1. Incorporation and background information

First Bermuda Securities Ltd. (the "Company"), formerly known as First Bermuda Securities (BVI) Ltd., was incorporated on November 2, 1992 under the laws of the British Virgin Islands. Effective July 5, 2012, the Company re-domiciled to Bermuda and changed its name to First Bermuda Securities Ltd. The Company carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda, which is wholly owned by Clarien Bank Limited ("Clarien"), also incorporated in Bermuda.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles. The following are the significant accounting policies adopted by the Company:

(a) Functional currency

These financial statements are presented in Bermuda dollars (BM$), which is the Company's functional currency. The Company transacts business in both Bermuda and United States dollars.

(b) Revenue recognition

Brokerage commissions are accounted for on a monthly basis and are accrued to the statement of financial condition date. Brokerage commissions and related expenses are recorded on a trade date basis.

All other items of income and expenses are recognised in the statement of operations on the accrual basis.

(c) Cash

The Company maintains a bank account with Clarien for the daily operations of the Company.

(d) Due from broker

Included in due from broker is $BM100,000 of deposits held with the clearing broker.

(e) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in Bermuda Dollars)

3. Credit Risk and Off Balance Sheet Risk

Credit risk is the risk of loss arising from a customer or counterparty failing to meet their financial obligations to the Company as they fall due. Financial assets which potentially subject the Company to credit risk consist principally of cash and due from broker.

At March 31, 2015 the Company held $BM506,852 in financial instruments represented by due from broker at one financial institution in the United States and $BM50,117 in cash at one related party financial institution in Bermuda. As such, the Company is exposed to credit related losses in the event of non-performance by either financial institution. The Company believes that the credit risk arising from these financial assets is limited as management considers the counterparties to be credit worthy.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Related party transactions

FBG, Clarien, Clarien Investments Limited (CIL) and Gibbons Management Services Limited (GMSL) are related parties of the Company. FBG and Clarien incurred general and administration expenses related to the operations of the Company. These expenses totalling BM$83,700 were recharged to the Company during the year. Additionally, Clarien paid expenses totalling BM$790,402 on behalf of the Company during the year for which it received reimbursement from the Company. The Company maintains a bank account with Clarien for the daily operations of the Company, the balance in this account at March 31, 2015 was BM$50,117.

The Company uses GMSL to process its payroll and employee related expenses, which totalled BM$152,174 for the year ended March 31, 2015. The Company reimburses GMSL for payroll and related expenses.

The Company paid and was reimbursed salary expenses totalling BM$41,816 on behalf of CIL. These expenses relate to broker remuneration for trading activities unconnected to the Company's business and administered wholly by CIL.

Additionally, at March 31, 2015, the Company owed BM$277,641 to Clarien for expenses paid on behalf of the Company and was due BM$7,328 from GMSL and CIL for expenses paid on their behalf.

The Company settles its related party balances on a net basis. These amounts are interest free, unsecured and have no fixed terms of repayment.

(Expressed in Bermuda Dollars)

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, not exceed 15 to 1. At March 31, 2015, the Company had net regulatory capital of BM$180,817, which was BM$155,011 in excess of its required net capital of BM$25,806 and the ratio of aggregate indebtedness to net capital was 2.1 to 1. The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits and customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Taxation

The Company is not subject to corporate income taxes on profits or capital gains in Bermuda.

Management does not consider the Company to be engaged in a United States trade or business and therefore not subject to United States income taxes.

Management is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Management has evaluated all tax positions and does not consider the Company to be engaged in trade or business in any jurisdiction other than Bermuda and therefore is not subject to income taxes. If the Company should be considered to be engaged in a trade of business in a jurisdiction outside of Bermuda, it could be subject to income taxes.

Management does not believe there are any tax positions taken by the Company that are subject to uncertainty and as a result, no provisions have been made in these financial statements.

7. Contingencies

During the year ended March 31, 2015, FINRA performed a Sales Practice Examination of the Company. FINRA issued an Examination Report dated April 30, 2015, highlighting nine exceptions identified during the examination. None of the exceptions reflect upon material deficiencies in the Company's processes or procedures. The Company replied on May 14, 2015, with responses to each exception.

As a result of the examination, FINRA may assess penalties against the Company, monetary or otherwise. Currently, FINRA has not issued its final letter regarding the examination, therefore management is unable to determine whether any penalties will be applied and no provision has been made in these financial statements for such penalties.

8. Subsequent Events

On May 1, 2015 the Company filed a membership withdrawal application with FINRA and the SEC and subsequently will cease operations. Currently, FINRA and the SEC have not responded to this application.

FIRST BERMUDA SECURITIES LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2015
(Expressed in Bermuda Dollars)

Net capital

Total stockholder's equity	207,137
Deductions and/or charges:	
Non-allowable assets:	
Due from related parties	(7,328)
Prepaid expenses	(18,992)
Net capital	180,817

Computation of basic net capital requirement

Minimum net capital required - the greater of $5,000 or 6 2/3% of aggregate indebtedness of $387,091	25,806
Excess net capital	155,011
Aggregate indebtedness:	
Accounts payable and accrued liabilities	109,450
Due to related parties	277,641
Total aggregate indebtedness	387,091
Ratio: Aggregate indebtedness to net capital	2.1:1.0

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2015; and, therefore, a reconciliation is not required.

Financial Statements

FIRST BERMUDA SECURITIES LTD
Report Pursuant to SEC Rule 17a-5(d)

March 31, 2015

(with supplementary information)
(confidential pursuant to SEC Rule 17a-5(e)(3))

FIRST BERMUDA SECURITIES LTD.
Year Ended March 31, 2015

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Bermuda Securities Ltd.

We have audited the accompanying statement of financial condition of First Bermuda Securities Ltd. (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities Ltd. as of March 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

On May 1, 2015 the Company filed a membership withdrawal application with FINRA and the SEC and subsequently will cease operations. Currently, FINRA and the SEC have not responded to this application. Our opinion has not been modified with respect to this matter.

The information contained in the Schedule of Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule of Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eisner Amper LLP
New York, New York
May 29, 2015

FIRST BERMUDA SECURITIES LTD.

Statement of Financial Condition

March 31, 2015
(Expressed in Bermuda Dollars)

Assets		
Cash		50,117
Due from broker		517,791
Due from related parties		7,328
Prepaid expenses		18,992
Total assets	BM$	594,228
Liabilities		
Accounts payable and accrued liabilities		109,450
Due to related parties		277,641
Total liabilities		387,091
Stockholder's equity		
Capital stock		
Authorized, issued and fully paid		
50,000 shares of $1 par value each		50,000
Additional paid in capital		1,250,000
Accumulated deficit		(1,092,863)
Total stockholder's equity		207,137
Total liabilities and stockholder's equity	BM$	594,228

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on 29 May, 2015.

[signature] Director

Harvey M. Komansky Print name

FIRST BERMUDA SECURITIES LTD.

Statement of Operations

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Income		
Brokerage commissions and other income		326,943
Interest income		416
Total income		327,359
Expenses		
Professional fees		561,541
Salaries, commission expense and benefits		191,248
Clearing and brokerage charges		76,835
Systems, software and communications		68,582
Rent and amenities		32,108
Account maintenance fee reimbursement		11,250
Secretary and filing fees		10,660
Other expenses		15,238
Total expenses		967,462
Net loss for the year	BM$	(640,103)

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Capital stock		
Capital stock at beginning and end of year		50,000
Additional paid in capital		
Additional paid in capital at beginning of year		650,000
Capital contributions		600,000
Additional paid in capital at end of year		1,250,000
Accumulated deficit		
(Accumulated deficit)/retained earnings at beginning of year		(452,760)
Net loss for the year		(640,103)
Accumulated deficit at end of year		(1,092,863)
Total stockholder's equity	BM$	207,137

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Cash Flows

Year ended March 31, 2015
(Expressed in Bermuda Dollars)

Cash flows from operating activities		
Net loss for year		(640,103)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in due from broker		22,926
Change in amount due from/to related parties		62,006
Change in prepaid expenses		65,653
Change in accounts payable and accrued liabilities		(84,233)
Change in deferred revenue		(60,750)
Cash used in operating activities		(634,501)
Cash flows from financing activities		
Capital contributions		600,000
Cash provided by financing activities		600,000
Net decrease in cash		(34,501)
Cash at beginning of year		84,618*
Cash at end of year	BM$	50,117

See accompanying notes to financial statements

**Amount reflects reclassification of prior year's balances*

1. Incorporation and background information

First Bermuda Securities Ltd. (the "Company"), formerly known as First Bermuda Securities (BVI) Ltd., was incorporated on November 2, 1992 under the laws of the British Virgin Islands. Effective July 5, 2012, the Company re-domiciled to Bermuda and changed its name to First Bermuda Securities Ltd. The Company carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda, which is wholly owned by Clarien Bank Limited ("Clarien"), also incorporated in Bermuda.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles. The following are the significant accounting policies adopted by the Company:

(a) Functional currency

These financial statements are presented in Bermuda dollars (BM$), which is the Company's functional currency. The Company transacts business in both Bermuda and United States dollars.

(b) Revenue recognition

Brokerage commissions are accounted for on a monthly basis and are accrued to the statement of financial condition date. Brokerage commissions and related expenses are recorded on a trade date basis.

All other items of income and expenses are recognised in the statement of operations on the accrual basis.

(c) Cash

The Company maintains a bank account with Clarien for the daily operations of the Company.

(d) Due from broker

Included in due from broker is $BM100,000 of deposits held with the clearing broker.

(e) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in Bermuda Dollars)

3. Credit Risk and Off Balance Sheet Risk

Credit risk is the risk of loss arising from a customer or counterparty failing to meet their financial obligations to the Company as they fall due. Financial assets which potentially subject the Company to credit risk consist principally of cash and due from broker.

At March 31, 2015 the Company held $BM506,852 in financial instruments represented by due from broker at one financial institution in the United States and $BM50,117 in cash at one related party financial institution in Bermuda. As such, the Company is exposed to credit related losses in the event of non-performance by either financial institution. The Company believes that the credit risk arising from these financial assets is limited as management considers the counterparties to be credit worthy.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Related party transactions

FBG, Clarien, Clarien Investments Limited (CIL) and Gibbons Management Services Limited (GMSL) are related parties of the Company. FBG and Clarien incurred general and administration expenses related to the operations of the Company. These expenses totalling BM$83,700 were recharged to the Company during the year. Additionally, Clarien paid expenses totalling BM$790,402 on behalf of the Company during the year for which it received reimbursement from the Company. The Company maintains a bank account with Clarien for the daily operations of the Company, the balance in this account at March 31, 2015 was BM$50,117.

The Company uses GMSL to process its payroll and employee related expenses, which totalled BM$152,174 for the year ended March 31, 2015. The Company reimburses GMSL for payroll and related expenses.

The Company paid and was reimbursed salary expenses totalling BM$41,816 on behalf of CIL. These expenses relate to broker remuneration for trading activities unconnected to the Company's business and administered wholly by CIL.

Additionally, at March 31, 2015, the Company owed BM$277,641 to Clarien for expenses paid on behalf of the Company and was due BM$7,328 from GMSL and CIL for expenses paid on their behalf.

The Company settles its related party balances on a net basis. These amounts are interest free, unsecured and have no fixed terms of repayment.

(Expressed in Bermuda Dollars)

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, not exceed 15 to 1. At March 31, 2015, the Company had net regulatory capital of BM$180,817, which was BM$155,011 in excess of its required net capital of BM$25,806 and the ratio of aggregate indebtedness to net capital was 2.1 to 1. The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits and customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Taxation

The Company is not subject to corporate income taxes on profits or capital gains in Bermuda.

Management does not consider the Company to be engaged in a United States trade or business and therefore not subject to United States income taxes.

Management is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Management has evaluated all tax positions and does not consider the Company to be engaged in trade or business in any jurisdiction other than Bermuda and therefore is not subject to income taxes. If the Company should be considered to be engaged in a trade of business in a jurisdiction outside of Bermuda, it could be subject to income taxes.

Management does not believe there are any tax positions taken by the Company that are subject to uncertainty and as a result, no provisions have been made in these financial statements.

7. Contingencies

During the year ended March 31, 2015, FINRA performed a Sales Practice Examination of the Company. FINRA issued an Examination Report dated April 30, 2015, highlighting nine exceptions identified during the examination. None of the exceptions reflect upon material deficiencies in the Company's processes or procedures. The Company replied on May 14, 2015, with responses to each exception.

As a result of the examination, FINRA may assess penalties against the Company, monetary or otherwise. Currently, FINRA has not issued its final letter regarding the examination, therefore management is unable to determine whether any penalties will be applied and no provision has been made in these financial statements for such penalties.

8. Subsequent Events

On May 1, 2015 the Company filed a membership withdrawal application with FINRA and the SEC and subsequently will cease operations. Currently, FINRA and the SEC have not responded to this application.

FIRST BERMUDA SECURITIES LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2015
(Expressed in Bermuda Dollars)

Net capital

Total stockholder's equity	207,137
Deductions and/or charges:	
Non-allowable assets:	
Due from related parties	(7,328)
Prepaid expenses	(18,992)
Net capital	180,817

Computation of basic net capital requirement

Minimum net capital required - the greater of $5,000 or 6 2/3% of aggregate indebtedness of $387,091	25,806
Excess net capital	155,011
Aggregate indebtedness:	
Accounts payable and accrued liabilities	109,450
Due to related parties	277,641
Total aggregate indebtedness	387,091
Ratio: Aggregate indebtedness to net capital	2.1:1.0

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2015; and, therefore, a reconciliation is not required.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
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New York, NY 10017-2703
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www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Bermuda Securities Ltd.

We have reviewed management's statements, included in the accompanying First Bermuda Securities Ltd.'s ("FBS") Exemption Report, in which (1) First Bermuda Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eisner Amper LLP
New York, New York
May 29, 2015

First Bermuda Securities Ltd's (FBS) Exemption Report

First Bermuda Securities Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)[ii]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period June 1 2014 to March 31 2015 without exception.

First Bermuda Securities Ltd

I, Andrew Yates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] ANDREW YATES

Title: Chief Financial Officer

May 29, 2015